September 5, 2013

VIA EDGAR

Cindy J. Rose

Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting

100 F Street N.E.

Washington DC 20549

Re:	Western Asset Emerging Markets Debt Fund Inc. (811-21343)

Western Asset Emerging Markets Income Fund Inc. (811-07686)

Western Asset Global Corporate Defined Opportunity Fund Inc. (811-22334)

Western Asset Global High Income Fund Inc. (811-21337)

Western Asset Global Partners Income Fund Inc. (811-07994)

Western Asset High Income Fund Inc. (811-07162)

Western Asset High Income Fund II Inc. (811-08709)

Western Asset High Income Opportunity Fund Inc. (811-07920)

Western Asset High Yield Defined Opportunity Fund Inc. (811-22444)

Western Asset Income Fund Inc. (811-02351)

Western Asset Inflation Management Fund Inc. (811-21533)

Western Asset Investment Grade Defined Opportunity Trust Inc. (811-22294)

Western Asset Intermediate Muni Fund Inc. (811-06506)

Western Asset Managed High Income Fund Inc. (811-07396)

Western Asset Managed Municipals Fund Inc. (811-06629)

Western Asset Middle Market Debt Fund Inc. (811-22734)

Western Asset Mortgage Defined Opportunity Fund Inc. (811-22369)

Western Asset Municipal Defined Opportunity Trust Inc. (811-22265)

Western Asset Municipal High Income Fund Inc. (811-05497)

Western Asset Municipal Partners Fund Inc. (811-07362)

Western Asset Premier Bond Fund (811-10603)

Western Asset Variable Rate Strategic Fund Inc. (811-21609)

Western Asset Worldwide Income Fund Inc. (811-08092)

Western Asset / Claymore Inflation-Linked Opportunities & Income Fund Inc. (811-21477)

Western Asset / Claymore Inflation-Linked Securities & Income Fund Inc. (811- 21403)

Western Asset Funds Inc. (811-06110) (collectively, the “Legg Mason Funds”)

Dear Ms. Rose:

On behalf of the Legg Mason Funds, I am responding to comments received from the Staff of the Securities and Exchange Commission by telephone on July 25, 2013. Set forth below are the comments and responses.

Comment: Western Asset Funds Inc. has two series whose annual reports do not appear in filings. Please indicate whether they have been moved, merged or liquidated.

Response: Western Asset Enhanced Equity Fund, a series of Western Asset Funds Inc., has not commenced investment operations and thus has not issued an annual report. Western Asset Funds Inc. has no current plans to terminate this fund as a series. In addition, Western Asset Asian Opportunities Fund, a series of Western Asset Funds Inc., commenced investment operations in November 2012 and has not completed its first fiscal year. Western Asset Asian Opportunities Fund filed its semi-annual report to stockholders for the six months ended April 30, 2013 on June 25, 2013 and anticipates filing its annual report to stockholders for the twelve months ending October 31, 2013 in a timely manner.

Comment: Please update the payment-in-kind (“PIK”) footnote to the schedule of investments in the financial statements included in the annual reports of the Legg Mason Funds to disclose the maximum amount of PIK interest that could be paid by each issuer.

Response: The Legg Mason Funds disclose coupon rates for each security presented in the schedule of investments in the financial statements included in their annual reports. In addition, while there is no requirement under Regulation S-X or U.S. GAAP, the Legg Mason Funds identify the securities in which the issuer has the option to pay interest in cash or additional debt securities (“PIK Securities”). We believe that the identification of the PIK Securities combined with the disclosure of the coupon rates of each security meet the objective of the Staff’s comment to disclose the maximum amount of PIK interest paid by each issuer as of the end of the reporting period. Nevertheless, we have taken this opportunity to improve the PIK footnote to the schedule of investments and will incorporate the new disclosure into future filings.

Current Disclosure:

Payment-in-kind security for which part of the income earned may be paid as additional principal.

New Disclosure:

Payment-in-kind security for which the issuer has the option at each interest payment date to make interest payments in cash or additional debt securities.

Please contact me at 212-805-6024 or GPHoyt@leggmason.com with any questions or additional comments you may have about the Funds.

Very truly yours,

/s/ George P. Hoyt